FILED BY SKYWORKS SOLUTIONS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: QORVO, INC.

COMMISSION FILE NO. 001-36801

Investor Call Script

Operator:

Good day, ladies and gentlemen, and welcome to this Special Event Call. At this time all participants are in a listen only mode. Later you will have the opportunity to ask questions during the question and answer session. As a reminder, today’s call is being recorded.

At this time I would like to turn the conference over to Raji Gill, Vice President of Investor Relations for Skyworks.

Operator:

Good day, ladies and gentlemen, and welcome to this Special Event Call. At this time all participants are in a listen only mode. Later you will have the opportunity to ask questions during the question and answer session. As a reminder, today’s call is being recorded.

At this time I would like to turn the conference over to Raji Gill, Vice President of Investor Relations and Corporate Strategy for Skyworks

Raji:

Thank you, operator. Good morning, everyone. With us today are Phil Brace, chief executive officer and president of Skyworks and Bob Bruggeworth, chief executive officer and president of Qorvo. This call is being broadcast live over the web and can be accessed from the investor relations section of Skyworks’ website at skyworksinc.com and Qorvo’s website at ir.qorvo.com. Before we begin, I’d like to remind everyone that during the course of this conference call that management of Skyworks and Qorvo may discuss forward-looking statements reflecting their views with respect to the proposed transaction between Skyworks and Qorvo.

Please note that today’s discussion will include forward-looking statements, and as such are subject to risks and uncertainties. These risks and uncertainties include those risk factors discussed in the most recent reports on forms 10-Q and 10-K filed by each company, as well as those discussed in the joint press release announcing the proposed transaction. These and other risks and uncertainties could cause actual results to differ from those contained in our forward-looking statements. Please review the disclaimers in today’s press release and investor presentation and in the SEC filings, including the Form 8-K and Form 425 furnished today.

Both companies have also posted a detailed investor presentation to their respective Investor Relations websites. I encourage you to download the slide deck and follow along during today’s call for additional context on the transaction. In a separate press release issued today, Skyworks announced preliminary financial results for its fourth quarter and full fiscal 2025, available on Skyworks’ IR website. Also, in a separate press release issued today, Qorvo announced preliminary financial results for its fiscal 2026 second quarter, available on Qorvo’s IR website.

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With that, I’ll turn the call over to Phil Brace.

Phil:

Thank you, Raji. Good morning, everyone, and thanks for joining us today, especially on short notice.

Today we announced a transformative milestone for our industry and both Skyworks and Qorvo. I am glad to be joined by Bob to discuss this exciting transaction.

Bob:

It’s great to be here with you, Phil.

As Phil just noted, today marks a remarkable moment for both our companies and our customers. Phil and I will take you through the benefits of the combination on this call and we will both be available for questions at the end.

Phil:

Thanks, Bob.

Skyworks and Qorvo are combining to create a U.S.-based, global leader in high-performance radio frequency, analog and mixed-signal semiconductors, with a combined enterprise value of approximately $22 billion. The transaction will bring together two of the most respected names in RF, combining complementary product and technology portfolios, enhancing R&D scale and expanding customer reach.

At closing, Skyworks and Qorvo shareholders will own approximately 63% and 37% of the combined company, respectively. Qorvo shareholders will receive 0.96 shares of Skyworks common stock for each share of Qorvo common stock, plus $32.50 per share in cash. The boards of both companies have unanimously approved the transaction.

Before we get into the details, I want to take a moment to highlight the key takeaways from this compelling combination. Together we will have:

1.	Enhanced scale with revenue of $7.7 billion and Adjusted EBITDA of $2.1 billion
2.	A $5.1 billion Mobile business positioned to innovate to address rising RF complexity across a broad range of complementary technologies
3.	A $2.6 billion diversified Broad Markets platform with a growing and profitable TAM

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4.	An advanced domestic manufacturing position and improved factory utilization
5.	Additionally, the transaction will be immediately and meaningfully accretive to non-GAAP EPS post-close with $500 million or more of annual cost synergies within 24-36 months post-close.

Now let me walk you through the key points in further detail:

Scale: With revenue of approximately $7.7 billion and adjusted EBITDA of $2.1 billion, the combined company will have broader R&D resources and a stronger manufacturing platform to compete against larger global players. In addition, we will have a more balanced revenue base across markets including Mobile, defense and aerospace, edge IoT, AI data center and automotive. The combination strengthens our customer set, improves efficiency and enhances predictability through the cycles.

Looking ahead, our healthy balance sheet and favorable capital structure will enable us to continue to invest in the business to drive shareholder value over the long term.

In Mobile, the combination will create a $5.1 billion business with complementary capabilities, expanding our reach into areas such as antenna tuning, envelope tracking and power management. Together, this best-in-class RF portfolio will increase our SAM across platforms, driving greater revenue stability, while strengthening our position as RF innovation accelerates in the future.

In Broad Markets, the combination diversifies our revenue and customer base and increases our TAM by creating a $2.6 billion business across multiple end markets.

In defense and aerospace, Qorvo brings long standing relationships with Tier-1 defense primes and deep expertise in GaN and GaAs across mission-critical applications, including land, sea, air, and space radar systems, drones, electronic warfare and satellite communications.

In edge IoT, the combination allows us to deliver a complete portfolio of connectivity solutions for broadband infrastructure, industrial automation and smart energy.

In AI data centers, we see compelling opportunities with power management along with precision timing solutions to enable customers to meet the escalating power and performance demands of accelerated AI workloads.

In automotive, we have complementary product lines in connectivity, power and digital radio that can unlock design wins for next generation vehicles.

Broad Markets will be a key platform for the company in the future.

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Financials: We expect the transaction to be immediately and meaningfully accretive to non-GAAP EPS post-close. We expect to achieve $500 million or more of annual cost synergies within 24-36 months post-close when the companies are fully integrated.

The synergy opportunity is both meaningful and actionable.

In manufacturing, we can drive fab optimization and higher utilization rates to support healthy gross margins through the peaks and troughs of the business.

In SG&A, we plan to simplify operations and eliminate unnecessary complexity and duplication.

Lastly, the combined entity can improve R&D efficiency by focusing resources on strategic growth areas and accelerating new product development.

Turning to regulatory approval: We’ve considered the landscape carefully and have major customer support. We’re confident that the transaction enhances customer choice by delivering competitive solutions in applications where complexity is only increasing and the competitive landscape remains intense. We expect the transaction to close early in calendar year 2027, subject to the receipt of required regulatory approvals, approval of both company’s shareholders and the satisfaction of other customary closing conditions.

In closing, I’d like to acknowledge Bob for his leadership and role in building such an exceptional organization, with a rich heritage of innovation. We look forward to Bob’s continued guidance and engagement as a member of the Board of Directors. We’re excited for the future together with Qorvo.

Bob:

Thank you, Phil. We’re bringing together two organizations with a shared culture of innovation and commitment to technological excellence and industry leadership.

Qorvo technology has been at the heart of systems that connect, protect and power the planet. We have a proven track record as innovators of new RF and power technologies, and have made advancements in design, manufacturing and communications.

This combination creates a pivotal moment for our combined customer base and the shareholders of the future company.

The RF semiconductor industry has changed significantly over the past decade, with customer consolidation and growing competition from international competitors. In this environment – scale matters. Through this transaction, our combined company will have the size, scope and technological breadth needed to compete effectively around the world in Mobile and Broad Markets.

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As one company, our world-class engineering talent will include approximately 8,000 engineers and technical experts, and over 12,000 issued and pending patents. With our enhanced scale and combined product and technology portfolios, we can develop advanced, system-level solutions even faster, expand customer reach, meet growing customer demand and make an even bigger impact in both Mobile and Broad Markets.

Touching more on the Mobile and Broad Markets businesses: We’re excited for the combined company to build on Qorvo’s unique Mobile capabilities with expanded R&D scale to invest in next-generation technology for our customers. We also expect the combined company’s Broad Markets platform to benefit greatly from Qorvo’s deep experience in the defense and aerospace industry with a significant product portfolio of space, military communications, electronic warfare, radar and drone solutions.

We have received support for this transaction from Starboard Value, one of our largest shareholders.

As we look ahead, we’re confident this transaction is the best path forward for our stakeholders, and we are excited for what’s in store.

Phil:

Thanks, Bob. We’re excited to see all that we can accomplish as a combined company and look forward to sharing more in the future as we move toward closing.

Operator, let’s open the line for questions.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Mergers, Skyworks intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Skyworks’ common stock to be issued in the Mergers and a joint proxy statement for Skyworks’ and Qorvo’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Skyworks and Qorvo. Each of Skyworks and Qorvo may also file with or furnish to the SEC other relevant documents regarding the Mergers. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Skyworks or Qorvo may mail to their respective stockholders in connection with the Mergers.

INVESTORS AND SECURITY HOLDERS OF SKYWORKS AND QORVO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS.

The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’ website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Skyworks, Qorvo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Skyworks and Qorvo in connection with the Mergers under the rules of the SEC.

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Information about the interests of the directors and executive officers of Skyworks and Qorvo and other persons who may be deemed to be participants in the solicitation of stockholders of Skyworks and Qorvo in connection with the Mergers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Skyworks’ directors and executive officers and their ownership of Skyworks’ common stock is set forth in Skyworks’ proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 28, 2025. To the extent that holdings of Skyworks’ securities have changed since the amounts printed in Skyworks’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Qorvo’s directors and executive officers and their ownership of Qorvo’s common stock is set forth in Qorvo’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 26, 2025. To the extent that holdings of Qorvo’s securities have changed since the amounts printed in Qorvo’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Skyworks’ and Qorvo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Skyworks and Qorvo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Skyworks’ and Qorvo’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Skyworks and Qorvo; (iii) Skyworks’ and Qorvo’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Skyworks, Qorvo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Skyworks’ or Qorvo’s business, including current plans and operations; (vii) the ability of Skyworks or Qorvo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Skyworks’ common stock; (x) legislative, regulatory and economic developments affecting Skyworks’ and Qorvo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Skyworks and Qorvo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Skyworks’ or Qorvo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Skyworks’ or Qorvo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Skyworks’ and Qorvo’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Skyworks and Qorvo. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Skyworks’ or Qorvo’s consolidated financial condition, results of operations or liquidity. Neither Skyworks nor Qorvo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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Non-GAAP Financial Measures

This communication also includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”). These non-GAAP financial measures include, but are not limited to, adjusted EBITDA and adjusted EBITDA margin, non-GAAP gross profit and gross margin, non-GAAP operating income and operating margin, non-GAAP net income, non-GAAP diluted earnings per share, and non-GAAP free cash flow and free cash flow margin. Adjusted EBITDA is calculated by adding to non-GAAP operating income, depreciation and amortization. Non-GAAP gross profit is calculated by excluding from GAAP gross profit, share-based compensation expense, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, and restructuring and other charges. Non-GAAP operating income is calculated by excluding from GAAP operating income, share-based compensation expense, acquisition-related expenses, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, and restructuring-related charges. Non-GAAP net income and diluted earnings per share is calculated by excluding from GAAP net income and diluted earnings per share, share-based compensation expense, acquisition-related expenses, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, restructuring-related charges, and certain tax items. Non-GAAP free cash flow is calculated by deducting capital expenditures from GAAP net cash provided by operating activities. Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation or as an alternative to financial statements prepared in accordance with GAAP and are subject to significant inherent limitations. The non-GAAP measures presented herein may not be comparable to similar non-GAAP measures presented by other companies. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income items are excluded or included in determining these non-GAAP financial measures.

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